UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 17 June 2008
Commission File Number: 001-14958
NATIONAL GRID plc

(Translation of registrant’s name into English)
1-3 Strand
London
WC2N 5EH

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934: Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Annual Review 2007/08

nationalgrid
706-20

nationalgrid

National Grid plc

Highlights
For more information see www.nationalgrid.com

£11,423m	£3,265m
Revenue*	Cash generated from operations*
2006/07: £8,695m, up 31.4%	2006/07: £3,090m, up 5.7%

£2,595m	48.0p
Adjusted operating profit*†	Adjusted earnings per share*†
2006/07: £2,031m, up 27.8%	2006/07: 38.3p, up 25.3%

£2,964m	60.5p
Operating profit*	Earnings per share*
2006/07: £2,513m, up 17.9%	2006/07: 48.1p, up 25.8%

33.0p	11.8%
Ordinary dividends	Return on equity
2006/07: 28.7p, up 15%	Three year average

£3,053m	22.5%
Capital expenditure*	Percentage of females
2006/07: £2,345m, up 30.2%	in workforce
2006/07: 23.7%

88	38%
Lost time injuries+	Reduction in greenhouse
2006/07: 97, down 9.3%	gas emissions+
2006/07: 35%

* for continuing operations
† excludes the impact of exceptional items, remeasurements and stranded cost recoveries
+ excludes KeySpan
KeySpan acquisition
The acquisition of KeySpan, completed in August 2007, has made us the second largest electricity and gas company in the US in terms of customer numbers.
Ravenswood sale
We reached agreement to sell our 2,480 MW Ravenswood generation station in New York City in March 2008 for $2.9 billion (£1.4 billion). The sale of Ravenswood was one of the conditions of our KeySpan acquisition.
Non-core disposals
We sold our UK and US wireless businesses in April 2007 and August 2007 respectively and we sold our Basslink interconnector in August 2007. Total proceeds were £3.1 billion.
Climate change
We are continuing to set ourselves challenging targets to safeguard the environment for the future, including raising our commitment to reduce our greenhouse gas emissions from 60% to 80% by 2050.
Important Notice
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For a description of factors that could affect future results, reference should be made to the full ‘Cautionary Statement’ on the back cover.

Annual Review 2007/08 01

Business Overview

ifc	Highlights	13	Gas Distribution
02	Chairman’s Statement	14	Electricity Distribution
04	Chief Executive’s Review		& Generation
06	What we do	15	Non-regulated
08	Our Vision		businesses and other
12	Transmission

Business analysis
Continuing operations

Board of Directors

16	Board of Directors

Summary Operating and Financial Review

18	Performance summary and	21	Cash flow
	key performance indicators	21	Net debt
20	Financial performance	21	Treasury policy
21	Dividends	21	Going concern
21	Dividend policy	21	US GAAP

Adjusted operating profit
£m

Summary Directors’ Remuneration Report

22	Summary Corporate	24	Share ownership guidelines
	Governance	24	Executive Directors’ service
22	Summary Directors’		contracts
	Remuneration Report	24	Non-executive Directors’
22	Role of the Remuneration		renumeration
	Committee and its terms	24	Non-executive Directors’
	of reference		letters of appointment
22	Remuneration policy	25	Performance graph
23	Executive Directors’ remuneration

Comparative Total Shareholder Return
TSR v FTSE 100

Summary financial statements

26	Summary consolidated	28	Independent Auditors’
	income statement		Statement to the Members
27	Summary consolidated		of National Grid plc
balance sheet
27	Summary consolidated
cash flow statement
28	Basis of preparation
and accounting policies

Shareholder Information

29	Financial calendar	29	Individual savings accounts
29	Dividends and dividend	29	ShareGift
	re-investment plan	29	Capital Gains Tax
29	Share dealing	29	Share price
29	Shareholder Networking

02 Business Overview	National Grid plc

Chairman’s
Statement
“I am pleased to report that
2007/08 has produced yet
another very strong set of
results.”
I am pleased to report that 2007/08 has produced yet another very strong set of results. A year characterised by our renewed focus on our core businesses of gas and electricity transmission and distribution networks in the US and UK, and the realignment of our operating model to reflect the similarities of our businesses. A key part of this focus was the acquisition of KeySpan, which completed in August 2007, resulting in around 50% of our business now being located in the US.
People
None of this would have been possible without the hard work and dedication of our employees. Our people remain our key asset and we place great importance on their development. We actively seek out the potential leaders of the future and nurture their talent through leadership programmes and challenging opportunities within the organisation.
I am pleased to welcome Tom King to the Board as Executive Director of Electricity Distribution & Generation, a post he took up in August 2007. Tom came to us from Pacific Gas and Electric Company where he was CEO and President, as well as President of PG&E Corporation.
I am also pleased to welcome Bob Catell to the Board as Executive Director and Deputy Chairman, appointed in September 2007. Prior to the completion of the KeySpan acquisition, Bob was CEO and Chairman of KeySpan Corporation.
This year saw Edward Astle step down as an Executive Director in April 2008. Edward had been with us since 2001, and we valued his contribution in that time, in particular the £3.1 billion of cash created by selling several of our non-regulated businesses during the last year or so.
Finally, I am pleased to welcome Philip Aiken to the Board as a new Non-executive Director, appointed in May 2008. Philip comes to us with a wealth of engineering and health & safety experience from running international manufacturing and extraction businesses.

Annual Review 2007/08 03

The Board is proposing
a dividend increase for
2007/08 of
15%
We are also targeting an increase of
8%
per annum from
2008/09 to 2011/12
“The Board is
confident that our
new operating model
based on lines of
business, combined
with our significant
opportunity to grow
organically, positions
us well to deliver
another year of
solid performance,
supporting our
dividend growth
policy. “

Safety
Safety is at the very core of all we do and it continues to be at the top of the Board’s agenda. This year we have put additional focus on process safety and on controls to manage the major hazards that arise from the transportation and storage of natural gas. At the same time we have maintained our attention on the safety of our workforce and while it is pleasing to report that the number of injuries has fallen, it is disappointing that our injury rate has remained static this year. We are working hard to revitalise and renew our efforts, implementing an ethos of trust and responsibility. We have refreshed our Chairman’s Safety, Health and Environment awards for 2008 in order to create further awareness of the importance we attach to these critical business well-being issues.
Governance
Organisations that are able to perform well in the long term are those which operate responsibly. We are committed to the highest standards of corporate responsibility and we take a transparent approach to our reporting, based on a framework underpinned by a suite of policies, procedures, public position statements and internal control processes. There is more detail on this later in this Report.
We have undertaken a comprehensive review of our processes, in line with Sarbanes-Oxley requirements. I am pleased to say, we were able to report that our systems of internal control over financial reporting were effective as at 31 March 2007, and we currently anticipate making the same statement with respect to 31 March 2008.
Community
I am particularly pleased that we received a Business in The Community Silver Jubilee Award in recognition of 10 years of providing education, skills training and jobs for young people at risk of exclusion and for young offenders. This year also marks a great milestone as 1,000 people have now successfully been through the Young Offender Programme, which involves about 100 companies and operates in over 20 prisons across the UK. Its achievement is demonstrated by a reduction in re-offending rates from the national average of around 70% to less than 7%.

Once again, our employees in the US have generously donated to the United Way campaign, an organisation designed to mobilise community leaders to address local human needs. As a Company we have also donated substantial amounts. Together we raised over $3.5 million (£1.7 million) this year. Not only have our employees been giving financially, but many also volunteered their time and energy for the charity.
I am absolutely delighted that National Grid has become the first ever official partner to Special Olympics Great Britain, an organisation set up for athletes with learning disabilities. We have made an initial three year sponsorship commitment with the option of an extension up to, and beyond, the 2012 Olympics. Unlike the Paralympics, which is for athletes with physical disabilities, Special Olympics Great Britain does not focus on one event, but has more than 200 clubs offering opportunities to participate in sport every day. We will provide funding, time and resources to help these clubs and organised events.
Dividend policy
The Board is proposing a dividend increase for 2007/08 of 15% to 33.0p per ordinary share. This will result in a final dividend of 21.3p per ordinary share. We are also targeting an increase of 8% per annum from 2008/09 to 2011/12. This uplift reflects our confidence in our growth prospects.
Outlook
The Board is confident that our new operating model based on lines of business, combined with our significant opportunity to grow organically, positions us well to deliver another year of solid performance, supporting our dividend growth policy. We will remain committed to identifying further improvements in safety, efficiency and reliability, while maintaining our endeavours to be at the heart of a low carbon society.

Sir John Parker
Chairman

04 Business Overview continued	National Grid plc

Chief
Executive’s
Review

“It has been a very successful year for National Grid and this is reflected in an excellent set of results.”

I am delighted to be reporting to you on our 2007/08 results — covering my first full year as Chief Executive. It has been a very successful year for National Grid and this is reflected in an excellent set of results.
Financials
We have delivered another very strong financial performance this year. Cash generated from operations was over £3.2 billion, revenue was over £11.4 billion while adjusted operating profit and adjusted earnings per share were higher by 27.8% and 25.3% respectively. Operating profit and earnings per share were higher by 17.9% and 25.8% respectively.
Strategy
Last year I wrote about our intention to create a more focused business and to run our business in a more integrated way. We also recognised that we needed to enhance the discipline and rigour of the way in which we both operate and finance our business. Our continuing ambition is to provide higher returns for our shareholders while also delivering to our customers in a safe, efficient and reliable manner.
We can already demonstrate the substantial progress we have made against these commitments.
We have successfully reshaped our electricity and gas business, applying a greater focus in our principal growth markets in the UK and the US. Over the past year, we have exited from businesses that did not align with this focus. In April and August we completed the sale of our UK and US wireless businesses respectively — the proceeds of these sales doubled our initial investment. We also sold our Australian electricity interconnector in August for a 36% premium to invested capital and we sold our Advantica consulting business.
Our increased focus on the US was demonstrated on 24 August 2007 when we completed the acquisition of KeySpan, significantly growing our presence in North America and making National Grid the second largest electricity and gas company in the US by customer numbers.
Our operating model
We believe that owning and operating complementary businesses in the UK and US provides us with a great opportunity to create value for our shareholders and superior service for our customers. This belief underpins our commitment to be more integrated in everything that we do. Across our operations, around 75% of our total costs relate to processes that are common and can be managed either globally or within our operating units. This means that, in addition to securing economies of scale, we can achieve even greater efficiency through being more disciplined and systematic about how we standardise these processes and systems to develop a ‘one National Grid’ operating model. The remaining 25% of costs are associated with more local practices needed to meet specific customers’ needs and particular regulatory environments.
Achieving this standardisation and applying our operating model will be an ongoing theme for the next three years and we have already made a good start.

Annual Review 2007/08 05

Investing for growth
We are investing and growing our asset value at what is a record rate for National Grid. During the last year, over £3 billion has been invested across the Company – up 30.2% over 2006/07. Based on our projections, current investment plans will drive the growth of our UK and US asset bases by over 35% and 25% respectively by 2012. These investments are made in response to the changing energy requirements in our operating territories and replacement of end of life assets. The returns on our investments are underpinned by our regulatory arrangements or by long-term contracts.
Safety
Safety continues to be a major priority for National Grid – both the safety of our people and the communities we serve. It is heartening that once again the number of lost time injuries has fallen, but I am disappointed that the injury frequency rate has remained static. We are targeting further improvements. Investigation and analysis indicates that the majority of our lost time injuries are due to behavioural causes rather than inadequate procedures, working conditions or equipment. For example, a considerable proportion of incidents relate to road traffic accidents. We launched a refreshed approach to safety across the Company that recognises the strong safety training culture we have in National Grid, focuses on setting consistent standards for good safety behaviours and encourages employees and line managers to assess hazards for themselves and put in place sensible controls. I am optimistic that this ‘Trusted to Work Responsibly’ approach and the undoubted commitment of our employees will reinvigorate our performance.
Climate change
Another area in which we have a longstanding reputation is our commitment to the environment. As a company involved in the transmission and distribution of energy, we are already working with governments and our regulators to ensure that we are part of the solution to the global issue of climate change. This year we have sponsored a major report in the US on how to reduce greenhouse gas emissions, we have launched a groundbreaking pilot programme to generate electricity from energy currently lost in our gas distribution systems and we have decided to increase our commitment to reduce our own emissions from 60% to 80% by 2050. We are approaching this in a number of areas.
We are fully integrating climate change considerations into our business decisions and a number of projects are in place to promote internal good practice, including the introduction from April 2009 of internal carbon budgets into the management of day-to-day business operations and Company performance processes.
We have influenced legislators and regulators to reshape energy markets to meet the climate change challenge and will seek to continue to do so, for example by pioneering initiatives such as revenue decoupling, which is the separation of our revenue from energy usage, designed to promote efficiency rather than consumption.
It is pleasing that once again we have been recognised as a platinum company, one that scores over 95%, in the UK Business in the Community Corporate Responsibility Index.
People and talent
One of my personal priorities is to ensure that National Grid is a place where our employees are able to perform and grow to the best of their potential. If we are to meet the challenges we are setting, National Grid needs to be able to attract and retain the very best. Our approach to inclusion and diversity, including all of the Executive Directors sponsoring a UK and US network, ensures that we are working to draw from the widest possible talent pools, although we still have a long way to go. We were delighted to be included again this year in The Times ‘Top 50 Organisations Where Women Want To Work’.
Looking forward
The next year will be another busy one as we:
■	look to realise improved efficiency and customer service from our new operating model;

■	continue to deliver on our capital investment programme;

■	take a leadership role in key UK and US policy areas, such as climate change, and begin to embed our carbon budgets; and

■	grow awareness of our brand in the UK and US.
Along with all of the Executive team, I am immensely proud of our employees. Their dedication often goes unnoticed by the general public but occasionally, usually in very challenging circumstances such as the floods in the UK last summer or the storms this past winter in the US, they come to the public’s attention for their incredible professionalism and determination to safeguard life and property in very difficult conditions. Six of our employees were recognised in the Queen’s New Year’s Honours List for their efforts. I would like to congratulate them and every one of our employees involved in a fantastic effort.
Steve Holliday
Chief Executive

06 Business Overview continued	National Grid plc

What we do
National Grid is an international electricity and gas company primarily based in the UK and northeastern US. We play a vital role in delivering gas and electricity to millions of people in a safe, efficient and reliable manner.

In the UK, we take electricity from generation plants, which tend to be in remote or industrialised areas, and transport it through our transmission networks, all over the country to areas of demand, where we hand responsibility over to the distributors.In Scotland, we operate but do not own the networks. We are responsible for ensuring that generation input always exactly matches demand output at the correct voltage and frequency. We are required to be able to meet the highest predicted demand in the coldest winter in a 20 year cycle.	We take gas from the terminals and transport it nationwide, through our transmission system, to areas of demand, where we hand over responsibility to distributors. We are also the largest distributor in the UK, and we take gas, which is at high pressure for efficiency, and deliver it on behalf of suppliers to consumers, dropping the pressure on the way to make it safe for use. We are responsible for ensuring we are able to meet the varying demand each day, using storage mechanisms to compensate for a flat rate of input and constantly changing output. We run the UK national emergency call centre and respond to all reported gas escapes within our service area.

The majority of our businesses operate in areas where we are the sole provider and hence are subject to regulatory requirements. Our other UK businesses, with the exception of National Grid Metering, operate in a non-regulated market place, and are therefore only indirectly affected by regulatory regimes. They operate in markets related to, or supporting, our principal businesses, such as metering services, LNG importation, and property management.

Annual Review 2007/08 07

Transmission is the bulk movement of energy from its source to areas of demand	Distribution is the delivery of energy to end consumers within a geographic area	Generation is the production of electricity

In the US, our electricity transmission systems also transport electricity from generators to areas of demand. We own distribution networks which take electricity from the transmission systems, and deliver it to consumers. The electricity from the transmission systems is at high voltage and this needs to be reduced, through a series of substations, to make it safe for use. We not only deliver on behalf of suppliers, but also supply to our own customers. On Long Island we operate and maintain the electricity networks on behalf of the Long Island Power Authority. We also own generation plants capable of generating 4.1 GW on Long Island.
Our gas distribution systems take gas from the inter-state gas transmission systems and import terminals and deliver it to consumers. To move it efficiently, the gas from the transmission systems is at high pressure, and this needs to be reduced, through a series of pressure reduction stations and governors, to make it safe to use. We deliver the gas on behalf of suppliers, and also supply to our own customers.
We run the emergency call centres and respond to all reported gas escapes within our service areas.

In the US our non-regulated activities include LNG storage, LNG road transport, unregulated transmission pipelines, West Virginia gas fields and home energy services.

08 Business Overview continued	National Grid plc

We, at National Grid, will be the foremost international electricity and gas company, delivering unparalleled safety, efficiency and reliability, vital to the well-being of our customers and communities.
We are committed to being an innovative leader in energy management and to safeguarding our global environment for future generations.

Our vision encompasses all that we do. The icons below show how the examples (on pages 9 to11) of what we have done over the last year relate back to our vision.

Delivering unparalleled safety, efficiency and reliability This is our brand promise. We are determined to be the best at what we do.

Customer and community What we do is important. Every minute of every day we have a significant impact on people’s lives. We recognise our role in communities and society.
Safeguarding our global environment We want to look back and be proud that we led the way forward as an energy company in these changing times.

People Our people are what make us. The talent in our organisation is what drives us forward, and their commitment is the foundation of our reputation.

Annual Review 2007/08 09

Engineering and the environment
As part of our major capital investment projects, this year saw the completion of a 316 kilometre gas pipeline in south Wales and south west England, capable of delivering 20% of the UK’s gas requirements.
While the project clearly demonstrated our engineering expertise, it was characterised by the sensitive way it was constructed. The route passes through the Brecon Beacons National Park and we made considerable efforts to keep our impact to a minimum. Independent environmentalists and archaeologists were members of the project team, and a Roman road and a 3,400 year old canoe discovered during the build have both now been preserved. We have engaged in a10 year aftercare programme to ensure the route is fully restored, while installing measures to safeguard protected species such as otters and dormice. We received letters from members of the public and Members of Parliament praising the quality of our workmanship and of the reinstatement.
Reliability in adversity
Being able to rely on a constant supply of gas and electricity is critical to society and we work hard on our reliability. This year especially, with widespread flooding in the UK, we have also had to battle against severe weather conditions.
In south west England, our engineers worked closely with representatives from the Army, Royal Navy and emergency services to build up flood defences with sandbags and barriers and to pump out water, protecting one of our substations from the rising water and maintaining power supplies to the region. In north west England, one of our technicians crossed a flooded road to deliver insulin to a diabetic child trapped in a nursery. Another was approached by a lady concerned about her husband who was receiving dialysis. The area’s power supply had been lost due to the rising water, so he used his van’s onboard electricity to power the dialysis machine. The professionalism and personal commitment of our employees was recognised when six received MBEs in the Queen’s Honours list for their services over the period. This echoed the thanks and praise we received from members of the public and UK government officials.

We received letters of praise for the way we constructed the pipeline.
Emergency work to make safe a gas main exposed by severe flooding.

Securing supply

We have announced the formation of a joint venture with
TenneT, the Dutch electricity transmission system operator, to construct a 260 kilometre,1,000 MW subsea electricity link to run between the UK and the Netherlands. ‘BritNed’ will provide increased security of supply, with a capacity equivalent to a medium power station, and is expected to be in operation by 2010/11.

Emergency repairs

In south west England, a bridge collapsed, exposing a 30 metre section of low pressure gas main. Our engineers worked through the day to isolate the section of exposed pipe to make the situation safe, while ensuring gas supplies to the surrounding area were maintained.

10 Business Overview continued	National Grid plc

Energy efficiency
We are committed to being an innovative leader in energy management and we have been running energy efficiency programmes for over 20 years for our US customers.
These programmes incentivise us to help all sizes of homes and businesses become more energy efficient by installing new technology, such as lighting systems and heating, ventilation & air conditioning systems. This saves energy and money for the end consumer, benefiting both them and the environment. Since 1987 these programmes have reduced electrical energy consumption by over 29 billion kilowatt hours and gas consumption by 264 million therms, equating to a saving of 17.7 million tonnes of CO2. Or to put it another way, enough energy to heat water for 200 cups of coffee for everyone living in the world. We have been named among the best by the American Council for an Energy Efficient Economy, and received recognition from a number of state governors.
Climate change
We are committed to safeguarding our global environment for future generations and are dedicated to reducing our own greenhouse gas emissions.
We are following a number of initiatives to reduce our emissions, including:
■	continuing our 30 year UK programme to replace old iron gas distribution mains with polyethylene pipes to reduce methane leakage;
■	looking at installing electricity generation equipment at some of our pressure reduction installations to recover some of the energy lost through gas pressure reduction;
■	changing our gas transmission compressor sites to run more cleanly;
■	continuing to reduce the leakage of sulphur hexaflouride (SF6) from our electrical switchgear;
■	addressing the emissions of our newly acquired generation facilities on Long Island; and
■	remaining focused on reducing our own emissions well ahead of government targets, through initiatives such as setting internal carbon budgets.

Three of the 1,332 billion cups worth of energy we’ve saved.
Reducing emissions by replacing old gas pipes.

Supporting green buildings

In the US, we have helped over 10,300 low income families to replace lighting, refrigerators, old heating systems and windows and install solar power systems. Our programmes also provided rebates on customers’ bills, for example for the refurbishment of a youth development club, for installing energy management and heat recovery systems, high performance windows and solar water heaters.

Improvements on Long Island

We have come to an agreement with the Long Island Power Authority (LIPA) that will provide significant benefits to LIPA’s electricity customers including economic benefits of $236 million (£119 million) and reductions in power plant emissions.

Annual Review 2007/08 11

Research and development
We are developing new technologies to improve the quality and efficiency of our own business and the industry and reduce our impact on the environment.

In New York, we have worked in conjunction with other parties to build and operate a super conducting cable, capable of supplying up to five times more power than a conventional cable. The cable is cooled to -200°C by channelling liquid nitrogen through its core. At this temperature the cable becomes super conductive and no longer suffers from the energy losses typical of electricity transmission.
We are participating in an ongoing collaborative project evaluating the prospects of using biodegradable oils in power transformers. The project is investigating the extent to which existing transformer designs would need to be modified, as well as considering the use of biodegradable oils to retro-fill existing units. As well as environmental benefits, biodegradable oils are also safer as they are fire resistant.
In the community
There is a culture of volunteering within our business.
We are proud of the role that our employees play in their local communities and support this through matched giving and other programmes.
We have become the first official partner of Special Olympics Great Britain. The Special Olympics programme provides year-round sporting opportunities for people with learning disabilities, through locally organised training and events and a series of national and international competitions. Over 400 of our employees have volunteered their time to help at these events. Each year, our US employees organise a United Way campaign to benefit the underprivileged communities throughout our service territories. Money is collected through employee payroll deductions, retiree donations and various fundraising activities, much of it matched by the Company. This year, we raised over $3.5 million (£1.7million). A group known as the Lamplighters regularly donate their time and effort to help the poor and hungry of Long Island. Working mainly at lunchtimes and after work, the group rescue safe but unsaleable food from retailers and deliver it to the needy. To date, over 77,000 meals have been distributed.

The new cable is capable of carrying up to five times more power than a normal cable.
We are delighted to be the first official partner to Special Olympics Great Britain.

A better experience

In the US, we are reinventing our customer experience to give our customers the service that they want. From the response time of our field crews to the welcome packs we send to new customers, we are changing for the better.

Remediation innovation

We have been awarded Most Innovative Remediation Method by Brownfield Briefing for our thermal desorption project at Dundee former gasworks. The treatment allowed approximately 22,500 tonnes of contaminated soil to be reused, that would otherwise have gone to landfill, equivalent to around 1,125 lorry loads.

12 Business Overview continued	National Grid plc

Transmission

We own and operate the electricity transmission network in England and Wales, the gas transmission network in Great Britain, and electricity transmission networks in the northeastern US. We are also responsible for the operation of the electricity transmission networks in Scotland.
This year has seen a fundamental shift in our ways of working with contractors, with the formation of electricity alliances, working on the same principles as the successful gas distribution alliances. The alliance structure means that our supply chain partners share in the risks and rewards of capital investment, and are jointly responsible with us for work delivery.
The formation of the electricity alliances has helped provide the platform for us to deliver our ramped up capital investment programme. This year we have delivered £1.7 billion worth of electricity and gas projects to upgrade and reinforce ageing infrastructure and adapt our networks to cope with changing sources of energy.
   Key Facts
– Over 20,800 kilometres of electrical overhead lines

– Over 800 kilometres of electrical underground cable

– 303 TWh electricity transmitted in the UK

– Nearly 7,400 kilometres of gas pipeline

– 1,134 TWh of gas throughput

A Transmission linesman beside a high voltage tower.

£1,149m	£1,711m	3,678	1.5 PWh

Adjusted operating profit	Capital investment	Employees	Energy transmitted
			(1.5 trillion kWh)

Annual Review 2007/08 13

Gas Distribution

We own and operate gas distribution systems in the UK and the northeastern US.

With the acquisition of KeySpan, our Gas Distribution business is now roughly equally split between the UK and the US. We have been sharing best practice ideas between countries and we have changed our operating structure to reflect this.

In the UK we have entered a new price control period which will bring considerable challenge and opportunity over the next five years, as we look to become more efficient and consistent with our processes.

Once again we have achieved our objective to replace iron main with plastic in the UK this year, totalling 1,850 kilometres, improving the safety and reliability of our networks.

Key Facts
– Around 190,000 kilometres
   of gas pipe

– Over 14.3 million
   consumers

– Around 13,000 pressure
   reduction sites, including
   district governors

– Over 9.2 million cubic
   metres of gas storage
   capacity

A distribution crew working on an underground governor.	Repairing a gas escape in the highway.

£987m	£702m	9,136	455 TWh
Adjusted operating profit	Capital investment	Employees	Gas delivered

14 Business Overview continued	National Grid plc

Electricity Distribution & Generation

We supply electricity to approximately 3.4 million customers in the northeastern US through our distribution systems and own generation plants capable of generating 4.1 GW.
We are also responsible for maintaining and operating the electricity transmission and distribution system on Long Island on behalf of the Long Island Power Authority (LIPA).
With the introduction of revenue decoupling, we are working with energy policy makers and our markets, to develop, support and promote the right structure under a carbon constrained business environment. This is a fundamental change in the way our revenues are determined, basing our earnings on the reliability of our networks and efficiency programmes rather than energy usage.
We have engaged in a reliability enhancement programme to improve the experience of our customers as well as refreshing our approach to customer service.
Key Facts
–	Over 116,000 kilometres of circuit

–	3.4 million customers

–	31 TWh of electricity delivered

–	680 substations

–	57 generation plants at 13 locations across Long Island

–	LIPA network serving 1.1 million customers over 21,000 kilometres of circuit and 170 substations, delivering 20 TWh of electricity

Working on an electricity distribution line.

£330m	£257m	5,543	266 GWh

Adjusted operating profit	Capital investment	Employees	Energy saved through
			energy efficiency
			measures – $38 million
			saved by our customers

Annual Review 2007/08 15

Non-regulated businesses and other

We own National Grid Metering, OnStream, National Grid Grain LNG and National Grid Property.
This year has seen further expansion activity at our liquefied natural gas (LNG) import terminal on the Isle of Grain, which is currently capable of processing 3.3 million tonnes of LNG a year. We are continuing to invest in Grain, and by 2010 it should have the capacity to import 14.8 million tonnes per annum, around 20% of the UK’s forecast gas demand.
During the year approximately 810,000 new meters were installed by OnStream, our competitive metering business, comprising approximately 420,000 gas and 390,000 electricity meters.
We are undergoing a programme of land remediation at many of our brownfield sites, including legacy gas sites.
In the US, our non-regulated activities include LNG storage, LNG transportation, unregulated transmission pipelines, West Virginia gas fields and home energy services.
Construction work on one of the new LNG tanks at Isle of Grain.
Key Facts
–	Metering and meter reading services for around 20 million meters in the UK

–	Property portfolio of around 800 sites comprising buildings and land of around 1,600 hectares

–	Grain LNG planned total investment of approximately £830 million

£129m	£383m	3,166	590,000
Adjusted operating profit	Capital investment	Employees	tonnes
			LNG imported to the UK
			through Isle of Grain

16 Board of Directors	National Grid plc

Board of Directors

Sir John Parker, Chairman
Appointed October 2002, Age 66, N (ch)
Sir John Parker became Chairman following the merger of National Grid Group plc and Lattice Group plc having been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Deputy Chairman of DP World (Dubai), joint Chairman of Mondi plc, a Non-executive Director of Carnival plc and Carnival Corporation, Inc., and the European Aeronautic Defence and Space Company (EADS), Senior Non-executive Director of the Court of the Bank of England and Chancellor of the University of Southampton. Sir John is a former Chairman of P&O Group and of RMC Group plc, a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC.
Steve Holliday, Chief Executive
Appointed March 2001, Age 51, E (ch), F
Steve Holliday became Chief Executive of National Grid in January 2007 having joined National Grid Group plc as Group Director, UK and Europe in March 2001. Following the merger of National Grid Group plc and Lattice Group plc in October 2002, he was responsible for the electricity and gas transmission businesses. He was appointed as Group Director responsible for UK Gas Distribution and Business Services in April 2003. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping. He is a Non-executive Director of Marks and Spencer Group plc.
Bob Catell, Executive Director & Deputy Chairman
Appointed September 2007, Age 71
Bob Catell was appointed to the Board in September 2007 following the acquisition of KeySpan Corporation of which he was Chairman and Chief Executive Officer. He is a co-Chair of the Board of the Downtown Brooklyn Partnership and the Chairman of the Long Island Association. He is an ex officio Director and Chairman Emeritus of The Partnership for New York City, Inc., past Chairman of the American Gas Association and the US Energy Association (USEA). He is a Vice-Chairman of the US National Petroleum Council’s Natural Gas Committee and is on the Board of the Business Council of New York, Keyera Energy Management Ltd, Sovereign Bancorp Inc., Advisory Board and JP Morgan Chase Inc., Metropolitan Advisory Board.
Steve Lucas, Finance Director
Appointed October 2002, Age 54, E, F
Steve Lucas has been Finance Director since his appointment in October 2002 and is additionally responsible for UK and US Shared Services. He joined the Board following the merger of National Grid Group plc and Lattice Group plc. He had been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc. Previously, he was Treasurer of BG Group plc having joined British Gas plc in 1994. Prior to this he was with Shell International Petroleum Company for 11 years occupying a number of finance management positions and treasury roles including seven years in Africa and the Far East. Steve is also a Non-executive Director of Compass Group PLC.
Nick Winser, Executive Director
Appointed April 2003, Age 47, E
Nick Winser joined the Board in April 2003 as Executive Director responsible for Transmission. He was previously Chief Operating Officer of the US transmission business for National Grid Transco plc. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with Powergen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles.
Mark Fairbairn, Executive Director
Appointed January 2007, Age 49, E
Mark Fairbairn was appointed to the Board in January 2007 as Executive Director with responsibility for Gas Distribution. He joined National Grid in 1989 from BNFL. He was awarded the OBE in 2002 for his services to the electrical industry in respect of his leadership of the fundamental changes implemented for the introduction of the New Electrical Trading Arrangements (NETA). Previously Chief Operating Officer of the UK gas distribution business, he has played a key role in helping to restructure the UK gas distribution market through the gas networks sale and the creation of National Grid’s new gas distribution business.
Edward Astle, Executive Director
Edward Astle joined the Board as Group Director, Telecommunications in September 2001 and was Executive Director responsible for Non-regulated Business and Business Development. He left the Company on 30 April 2008.

Annual Review 2007/08 17

Tom King, Executive Director
Appointed August 2007, Age 46, E
Tom King was appointed to the Board as Executive Director in August 2007 with responsibility for Electricity Distribution & Generation operations. Tom was President of PG&E Corporation and Chairman and CEO of Pacific Gas and Electric Company from 2003 to 2007. Before that, he served as Senior Vice President of PG&E Corporation, and as President of PG&E National Energy Group having joined PG&E Gas Transmission as President in 1998. Prior to PG&E, he served as President and Chief Operating Officer of Kinder Morgan Energy Partners and served for nine years in officer positions in Enron’s inter-state pipeline businesses.
Ken Harvey, Non-executive Director and Senior Independent Director
Appointed October 2002, Age 67, N, R, R&R
Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He was appointed Senior Independent Director in October 2004. He is Chairman of Pennon Group plc. A chartered engineer, Ken is a former Chairman and Chief Executive of Norweb plc, and a former Chairman of Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.
Linda Adamany, Non-executive Director
Appointed November 2006, Age 56, A, R&R
Linda Adamany joined the Board in November 2006. Until April 2008 she was Group Vice President, BP plc. Linda has over 25 years’ experience in the energy sector, having held various roles for BP in the UK and US, including Chief Executive of BP Shipping and Senior Vice President of Commercial Development.
Philip Aiken, Non-executive Director
Appointed 15 May 2008, Age 59
Philip Aiken was appointed to the Board in May 2008. He is Chairman of Robert Walters plc, a Non-executive Director of Kazakhmys plc and senior advisor to Macquarie Capital (Europe) Limited. Formerly, Group
President of BHP Billiton’s Energy business, Executive Director of BTR plc and senior positions in BOC Group plc.
John Allan, Non-executive Director
Appointed May 2005, Age 59, A, R (ch)
John Allan was appointed to the Board in May 2005. He is CFO of Deutsche Post, having been appointed to the Management Board following its acquisition of Exel plc in December 2005 where he had been Chief Executive since September 1994. John started his career in marketing, at Lever Brothers, moving to Bristol-Myers Company Ltd and then Fine Fare Ltd. He joined BET plc in 1985 and was appointed to the board in 1987. He is a member of the Supervisory Boards of both Lufthansa AG and Deutsche Postbank and a member of the University of Edinburgh Campaign Board. John was previously Chairman of Samsonite Corporation, a Non-executive Director of PHS Group plc, Wolseley plc, Hamleys plc and Connell plc.
Stephen Pettit, Non-executive Director
Appointed October 2002, Age 56, F, R, R&R (ch)
Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in 2001. He is a Non-executive Director of Halma plc and is Chairman of ROK plc. Stephen is also a member of BT plc’s Equality of Access Board. He is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum.
Maria Richter, Non-executive Director
Appointed October 2002, Age 53, A, F (ch), N
Maria Richter was appointed to the Board in October 2003. Maria worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice
President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Maria is a Non-executive Director of Pro Mujer International, an international microfinance organisation, The Pantry, Inc., The Vitec Group plc and The Bessemer Group Inc.
George Rose, Non-executive Director
Appointed October 2002, Age 56, A (ch), N, R
George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He has been Finance Director of BAE Systems plc since 1998, having joined the company in 1992. He is a Non-executive Director of SAAB AB and a member of the Financial Reporting Review Panel. George is also a former Non-executive Director of Orange plc.
Helen Mahy, Company Secretary & General Counsel
Appointed October 2002, Age 47, E
Helen Mahy was appointed Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. She was additionally appointed as General Counsel from October 2003. She is a barrister and an Associate of the Chartered Insurance Institute. Helen was appointed a Non-executive Director of Aga Rangemaster Group plc in March 2003 and was chair of the GC100 Group in 2007.
Committee membership
A          Audit
E          Executive
F          Finance
N          Nominations
R          Remuneration
R&R     Risk & Responsibility
(ch)      denotes Committee chairman

18 Summary Operating and Financial Review	National Grid plc

Summary Operating and Financial Review
Performance summary and key performance indicators

Delivering our Strategy	Lines of business	• Established Transmission, Gas Distribution and Electricity Distribution & Generation as lines of business, with common management teams, each with a responsible Executive Director
• Commenced process of separating out functions and processes that support multiple lines of business
• Previously separated UK and US functions combined – including IS, human resources and procurement

	Operating	• Established a shared services organisation, based in the UK and US to support the lines of business
	model	• Commenced implementation of new back office systems, to provide a common platform in the future

• Commenced reviews within each line of business, shared services and information services to identify best practices within different parts of our UK and US operations, so that they can be shared across National Grid

	New businesses	• Investment and integration of KeySpan Corporation acquired during 2007 for cash consideration of £3.8 billion, together with acquired debt of £2.2 billion
• Integration of Rhode Island gas distribution operations acquired during 2006/07 for cash consideration of £269 million

	Exit	• Sale of UK and US wireless infrastructure operations on 3 April and 15 August 2007 for £2.6 billion
	non-core	• Sale of Basslink electricity interconnector on 31 August 2007 for proceeds of £485 million
	businesses	• Entered into agreement on 31 March 2008 to sell the Ravenswood generation station for $2.9 billion (£1.4 billion)

Operating performance	Safety	Injuries to the public* (number) Target: zero	Employee lost time injury frequency rate*° (per 100,000 hours worked) Target: zero

		Employee sickness absence rate* (%) Target: zero work-related absences	UK gas distribution mains replacement (km) Target: 1,835 km in 2007/08

	Efficiency	• Completed integration of Rhode Island gas operations acquired in the previous year
• Voluntary early retirement programme in the US accepted by 560 employees, as part of the integration of our operations following the acquisition of KeySpan
• Cost reduction programmes undertaken in Transmission UK and Gas Distribution UK

	Reliability	Transmission UK electricity system reliability (%) Target: 99.9999%	Transmission UK gas reliability (%) Target: 100%

		Transmission US system reliability (MWh) Target: less than 264 MWh of losses	Gas Distribution UK network reliability (%) Target: 99.999%

Electricity Distribution US network reliability* (mins) Target: less than 110 to 120 mins of outages

	Capital investment	Total capital investment † (£m)

Annual Review 2007/08 19

Talent	Talent, skills, engagement and performance
• Over 200 senior managers, led by the Executive Directors, have been through our Performance for Growth programme, focusing on how to develop our employees, address skills gaps, increase employee engagement and coach for better performance

• We have developed, and calibrated, a single set of performance measures for our senior managers
• We achieved an 83.6% response rate to our employee engagement survey conducted in February 2008
• We have upgraded and aligned our talent review process across National Grid, involving talent planning sessions across our lines of business and covering both the UK and the US

	Inclusion and diversity	Proportion of female employees (%)	Proportion of black and minority ethnic employees (%)

Relationships	Stakeholder	• Over 350 equity investor roadshows in the year and presentations to debt investors in 17 countries
	relations and	• Reliability programme in the US to address customer service
	community	• Engaged independent experts to review our community investment activities
	Involvement	• First official partner of Special Olympics Great Britain

Environment	Climate changes	Percentage reduction against baseline* Target: 80% by 2050	• We have increased our target for the reduction in greenhouse gas emissions against our baseline from a 60% reduction by 2050 to an 80% reduction by 2050

	Historically	• Land contamination issues managed at 529 sites*
	contaminated	• Environmental work stages completed at 189 sites*
	land	• Of these, 33 sites included remediation*

	Protecting the environment	Significant direct environmental incidents* (number) Target: zero	Total value of fines from prosecutions and citations* ($) Target: zero

Financial performance	Profit and cash flow	Adjusted operating profit†+ (£m)	Adjusted earnings per share†+ (pence)

		Cash generated by	Synergy savings
		continuing operations† (£m)	• Rhode Island $18 million target achieved
• $38 million of KeySpan target of $200 million achieved

	Returns from investment	Return on equity^ (% – three year average)

	Financial discipline	Interest cover† Long-term target: range 3.0-3.5	Share repurchases (£bn)

	Shareholder	Dividend growth (%)	Total shareholder return
	returns		(% – three year cumulative)
Target:
7% to 31 March 2008
(8% to 31 March 2012)

*	Excludes KeySpan – will be included in key performance indicators from 1 April 2008 onwards and reported in the Annual Report and Accounts 2008/09

†	Includes operations acquired with KeySpan for the period from 24 August 2007 to 31 March 2008 or as at 31 March 2008

+	Adjusted operating profit and adjusted earnings per share exclude exceptional items, remeasurements and stranded cost recoveries

°	Employee lost time injury frequency rate for 2006/07 has been restated to align UK and US definitions of a lost time injury

^	Includes KeySpan operations on a pro forma financial performance basis assuming the acquisition occurred on 1 April 2007

20 Summary Operating and Financial Review continued	National Grid plc

Summary Operating and Financial Review

Financial performance

	2008	2007
Years ended 31 March	£m	£m

Revenue	11,423	8,695

Adjusted operating profit	2,595	2,031

Adjusted profit before taxation	1,839	1,486

Adjusted profit from continuing operations	1,256	1,044

Operating profit	2,964	2,513

Profit before taxation	2,192	1,751

Profit from continuing operations	1,581	1,310

Profit from discontinued operations	1,618	86

Profit for the year	3,199	1,396

Adjusted earnings per share	48.0p	38.3p

Earnings per share from continuing operations	60.5p	48.1p

Total earnings per share	122.5p	51.3p

Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).
In addition to customary subtotals in our income statement, we present adjusted profit measures, which exclude exceptional items, remeasurements and stranded cost recoveries, as these are our primary measures of business performance and assist in understanding changes between financial periods. Comparatives have been adjusted to reflect the reclassification of stranded cost recoveries outside of adjusted operating profit.
Revenue, operating costs and operating profit
The movements in the year in revenue and other operating income, operating costs and operating profit for our continuing operations can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2006/07 results	8,778	(6,265)	2,513
Add back exceptional items and remeasurements	—	(59)	(59)
Deduct stranded cost recoveries	(426)	3	(423)

2006/07 adjusted results	8,352	(6,321)	2,031
Exchange on US operations	(193)	167	(26)

2006/07 constant currency results	8,159	(6,154)	2,005
Transmission UK	134	(59)	75
Transmission US	42	(17)	25
Gas Distribution UK	192	(6)	186
Gas Distribution US	2,239	(1,915)	324
Electricity Distribution & Generation US	272	(288)	(16)
Other activities	71	(75)	(4)
Sales between businesses	7	(7)	—

2007/08 adjusted results	11,116	(8,521)	2,595
2007/08 exceptional items and remeasurements	—	(10)	(10)
2007/08 stranded cost recoveries	382	(3)	379

2007/08 results	11,498	(8,534)	2,964

After taking account of exchange movements, the significant increase in revenues and costs during the year relate primarily to the seven and a quarter months contribution from KeySpan since its acquisition in August 2007. KeySpan contributed £2,498 million of revenues and £2,130 million of costs (excluding exceptional items and remeasurements) in 2007/08. The other movement in revenues and costs relate to higher allowed revenues in Transmission and Gas Distribution in the UK, and from the first full year of contribution from the Rhode Island gas business in the US.
Adjusted operating profit increased by £564 million in 2007/08 compared with 2006/07, comprising an increase of £590 million on a constant currency basis, offset by £26 million in exchange movements.
Net operating exceptional charges of £242 million in 2007/08 (2006/07: £22 million) included £133 million of restructuring costs and £92 million of increases in environmental provisions in the UK and US. The majority of the restructuring costs related to restructuring following the KeySpan acquisition. Operating remeasurement gains of £232 million (2006/07: £81 million) relate to changes in the value of commodity contracts in the US carried in the balance sheet at fair value arising from movements in energy prices. Stranded cost recoveries at £379 million were £44 million lower than in 2006/07.
Net finance costs
Net finance costs excluding exceptional items and remeasurements in 2007/08 increased by £213 million to £760 million compared with £547 million in 2006/07, principally as a consequence of higher levels of net debt following the KeySpan acquisition.
Financial remeasurements relate to net losses on derivative financial instruments of £7 million (2006/07: £153 million) and the financial element of commodity contract revaluations of £9 million (2006/07: £19 million).
Profit before taxation
The items described above have combined to deliver a 24% improvement in adjusted profit before tax from £1,486 million to £1,839 million and a 25% increase in profit before tax from £1,751 million to £2,192 million.
Taxation
The tax charge of £583 million (2006/07: £442 million) excluding exceptional items, remeasurements and stranded cost recoveries is equivalent to a rate of 31.7% of adjusted profit before taxation. The total tax charge of £611 million, which is net of an exceptional deferred tax credit of £170 million relating to the change in the UK corporation tax rate from 30% to 28% from 1 April 2008 and tax charges on other exceptional items, remeasurements and stranded cost recoveries of £198 million, is equivalent to a rate of 27.9% of profit before taxation.
Earnings per share from continuing operations
Adjusted earnings per share from continuing operations are up 25% from 38.3p to 48.0p. Earnings per share from continuing operations increased from 48.1p to 60.5p. These reflect the growth in profit during the year and the reduction in shares as a result of the share repurchase programme in 2007/08.

Annual Review 2007/08 21

Discontinued operations
Discontinued operations at 31 March 2008 comprised the Ravenswood generation station, KeySpan Communications and KeySpan Engineering Associates, all of which were acquired with KeySpan on 24 August 2007, and are classified as businesses held for sale. During 2007/08 discontinued operations also included our wireless infrastructure operations in the UK and the US that we sold on 3 April 2007 and 15 August 2007 respectively and the Basslink electricity interconnector in Australia that we sold on 31 August 2007.
Dividends
The proposed total ordinary dividend for 2007/08 amounts to £831 million or 33.0 pence per ordinary share. This represents an increase of 15% over the previous year’s ordinary dividend per share of 28.7 pence (£777 million). The above amounts exclude the £1,516 million spent in 2007/08 on repurchasing shares (2006/07: £169 million).
The final dividend proposed to shareholders for 2007/08 of 21.3 pence per share, amounting to approximately £531 million, will be reported in the financial statements for the year ending 31 March 2009.
Dividend policy
Our target until 31 March 2008 was to increase dividends by 7% each year. Following an increase of 15% for 2007/08, our target until 31 March 2012 is to increase dividends by 8% each year.
Cash flow
Cash generated from continuing operations was £3,265 million in 2007/08, compared with £3,090 million in 2006/07. This includes net cash inflows of continuing operations relating to exceptional items and stranded cost recoveries of £146 million and £202 million in 2007/08 and 2006/07 respectively. After reflecting cash flows relating to discontinued operations and tax paid, net cash inflow from operating activities was £3,165 million, compared with £2,958 million in 2006/07.
Cash outflows from investing activities were £3,023 million in 2007/08 compared with an outflow of £4,061 million in 2006/07. This reflected £3,528 million spent on the acquisition of subsidiaries and other investments (net of cash acquired) in 2007/08 (2006/07: £269 million on the Rhode Island gas distribution network), purchases of property, plant and equipment of £2,832 million in 2007/08 (2006/07: £2,185 million), partially offset by net sales of financial investments of £45 million (2006/07: net purchases of £1,725 million), cash inflows from discontinued operations of £3,050 million including the proceeds from the disposal of our wireless operations and Australian interconnector in 2007/08 (2006/07: outflows of £105 million), and other cash inflows of £242 million (2006/07: inflows £223 million).
Net cash used by financing activities of £1,592 million in 2007/08 compared with £1,278 million raised in 2006/07. This included £1,498 million in 2007/08 and £169 million in 2006/07 with respect to share repurchases.
Net debt
Net debt increased by £5.8 billion from £11.8 billion at 31 March 2007 to £17.6 billion at 31 March 2008, primarily as a result of the KeySpan acquisition in the year.
Treasury policy
Funding and treasury risk management for National Grid is carried out under policies and guidelines approved by the Board. The Finance Committee, a committee of the Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. There is a treasury function that raises funding for and manages interest rate and foreign exchange rate risk. Financing programmes exist for each of the main companies within National Grid. The Finance Committee and the board of directors of the appropriate subsidiaries approve all funding programmes. The treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement.
The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of operational requirements and the policy guidelines regarding their use are set by the Board.
Going concern
Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the consolidated and individual financial statements of the Company.
US GAAP
The consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. Following a rule change by the US Securities and Exchange Commission we no longer provide a reconciliation from our IFRS results and financial position to the results and financial position as if they had been prepared in accordance with US GAAP.

Corporate Responsibility
PricewaterhouseCoopers (PwC) have provided limited assurance to the Directors of the corporate responsibility information in the Operating and Financial Review. PwC’s report can be found on page 86 of the Annual Report and Accounts 2007/08 and on the Company’s website: www.nationalgrid.com/investors.

22 Summary Corporate Governance	National Grid plc

Summary Corporate
Governance
Governance framework
We are committed to the highest standards of corporate governance and to operating our businesses in a sustainable and responsible manner. Our corporate governance practices are based on the Combined Code as revised in 2006 (the ‘Code’) and consideration is given to current and developing best practice including matters contained in various investor guidelines. The Board considers that it complied with the Code in the year except temporarily in respect to the requirement for at least half of the Board, excluding the Chairman, to consist of independent Non-executive Directors. Following the announcement made in March 2008 regarding Edward Astle, with effect from April 2008, the Board consisted of six Executive and six Non-executive Directors, in compliance with the Code. An additional independent Non-executive Director, Philip Aiken, joined the Company in May 2008.
The Board reserves a number of matters for its sole consideration where these matters impact the strategic direction and effective oversight of the Company and its businesses. This includes approval of the overall business strategy of National Grid; approval of the business plan and budget; approval of the financial policies; oversight of Policy and Procedure statements, Codes of Conduct, Delegations of Authority, Framework for Responsible Business and Standards of Ethical Business Conduct for all employees. Documentation and information relating to National Grid’s governance is available on our website at: www.nationalgrid.com.
The Board has delegated authority to its Committees to carry out certain tasks as defined in the Committees’ terms of reference, which are available on our website. These comprise the Audit, Executive, Finance, Nominations, Remuneration and Risk & Responsibility Committees.
In each financial year since 2003/04, the Board has undertaken a formal evaluation of its performance and that of its Committees and Directors to review past performance and to develop future performance. Overall the results for the evaluation carried out in 2007/08 were positive and indicated that the Board and Committees were effective and that no major changes were required. The Chairman’s performance was reviewed and his leadership and performance were considered to have been of a high standard. Areas highlighted by the Board and Committees for consideration following the latest review included:
■	A review of the rolling business agenda to include a greater emphasis on strategic external factors such as climate change;

■	Increasing the number of informal meetings of Board members; and

■	Consideration of the interaction between Committees.
The corporate governance practices of the Company are primarily based on UK requirements but substantially conform to those required of US companies listed on the NYSE. A statement of the principal differences between the Company’s governance practices pursuant to the Combined Code and UK best practice and the Section 303A Corporate Governance Rules of the NYSE can be found on our website.
Summary Directors’
Remuneration Report
We are pleased to present a summary of the Directors’ Remuneration Report for 2007/08. Our policy of relating pay to the performance of the Company continues to be a strong principle underlying the Remuneration Committee’s consideration of executive remuneration.
We have made no changes to our maximum bonus and long term incentive arrangements other than those reported last year and firmly believe those changes continue to provide an appropriate and balanced opportunity for executives. Overall, we believe salary levels and the mix between fixed and variable compensation continues to be appropriate, however, we shall continue to review the remuneration package to ensure it remains so.
During the year, we have welcomed both Bob Catell and Tom King to the Board. Bob, who joins us from KeySpan, brings a wealth of experience in the US energy industry to his Executive Director role as Chairman of National Grid USA and will play a key role, through a fixed two year contract, in our integration activities. Following the completion of the acquisition, Bob’s maximum potential bonus and long term incentive arrangements were significantly reduced from those applicable at KeySpan. To effect this contractual change and on the basis we did not want historical KeySpan entitlements outstanding, the Remuneration Committee decided to buy out Bob’s KeySpan contractual severance arrangements and place him on a National Grid contract. This now aligns his arrangements with our other Executive Directors and remuneration policy. Details of these payments follow later in the report.
Tom, who has joined us from Pacific Gas and Electric Company, has 20 years’ experience in the US energy industry and has a strong track record in reliability improvement and customer service. As part of a contractual commitment made on his recruitment, Tom received a Special Retention Award in November 2007, details of which can be found later in this report.
John Allan
Chairman of the Remuneration Committee
Role of the Remuneration Committee
and its terms of reference
The Remuneration Committee is responsible for developing Company policy regarding executive remuneration and for determining the remuneration of the Executive Directors and executives below Board level who report directly to the Chief Executive. It also monitors the remuneration of other senior employees of the Company and provides direction over the Company’s share plans. The Remuneration Committee operates within terms of reference agreed by the Board, which are available on our website or on request from the Company. The Board has accepted all the recommendations made by the Remuneration Committee during the year.
Remuneration policy
The Remuneration Committee determines remuneration policy and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to

Annual Review 2007/08 23

deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner. The Remuneration Committee sets remuneration policies and practices in line with best practice in the markets in which the Company operates. Remuneration policies are framed around the following key principles:
■	total rewards should be set at levels that are competitive in the relevant market;

■	a significant proportion of the Executive Directors’ total reward should be performance based. These incentives will be earned through the achievement of demanding targets for short-term business and individual performance as well as long-term shareholder value creation; and

■	incentive plans, performance measures and targets should be stretching and aligned as closely as possible with shareholders’ interests.
Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of the following elements:
■	salary;

■	annual bonus including the Deferred Share Plan;

■	long-term incentive, the Performance Share Plan;

■	all-employee share plans;

■	pension contributions; and

■	non-cash benefits.
Salary
Salaries are reviewed annually and targeted broadly at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Company’s operating activities along with the size, complexity and international scope of the business. In setting individual salary levels, the Remuneration Committee takes into account business performance, the individual’s performance and experience in the role; and salary practices prevailing for other employees in the Company.
Annual bonus including the Deferred Share Plan (DSP)
Annual bonuses are based on achievement of a combination of demanding Company, individual and, where applicable, divisional targets. The principal measures of Company performance are adjusted earnings per share (EPS) and cash flow; the main divisional measures are operating profit and safety targets. Financial targets (including safety targets where applicable) represent 70% of the bonus. Individual targets representing 30% of the bonus are set in relation to key operating and strategic objectives. The Remuneration Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents; or to increase them in the event of exceptional value creation. The Remuneration Committee has discretion to consider environmental, social and governance issues when determining payments to Executive Directors.
In 2007/08, the maximum annual bonus opportunity for Executive Directors was 150% of base salary, with 40% of the bonus (60% of salary) being paid for target performance. One half of any bonus earned is automatically deferred into National Grid shares (ADSs for US-based Executive Directors) through the DSP. The shares are held in trust for three years before release. For the 2007/08 bonus and onwards, the deferred shares may be forfeited if the Executive Director ceases employment during the three year holding period as a ‘bad leaver’, for example, resignation.
The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their bonus in National Grid shares ensures that Executive Directors share a significant level of personal risk with the Company’s shareholders.
In line with current US market practice, US-based Executive Directors’ bonuses are pensionable.
Long-term incentive – Performance Share Plan (PSP)
Executive Directors receive an award over shares which will vest subject to the achievement of performance conditions set by the Remuneration Committee at the date of grant. The value of shares (ADSs for US-based Executive Directors and relevant employees) constituting an award for Executive Directors is 200% of salary.
Shares vest after three years, conditional upon the satisfaction of the relevant performance criteria. Vested shares must then be held for a further period (the retention period) after which they are released to the participant on the fourth anniversary of the date of grant.
Awards made in June 2003 and June 2004 have lapsed as the performance criterion was not met.
Awards from 2005 onwards vest based on the Company’s TSR performance when compared to the FTSE 100 at the date of grant (50% of the award) and the annualised growth of the Company’s EPS (50% of the award). This approach will continue going forward.
No shares will be released under the TSR part of the award if the Company’s TSR over the three year period, when ranked against that of the FTSE 100 comparator group, falls below the median. For TSR at the median, 30% of those shares will be released, 100% will be released where National Grid’s TSR performance is 7.5% above that of the median company in the FTSE 100. In calculating TSR, for all awards, it is assumed that dividends are reinvested.
The EPS measure is calculated by reference to National Grid’s real EPS growth. Where annualised EPS growth (excluding exceptional items, remeasurements and stranded costs) over the three year performance period exceeds the average annual increase in RPI (the general index of retail prices for all items) over the same period by 3% (threshold performance), 30% of the shares under the EPS part of the award will be released, 100% of the shares will be released where EPS growth exceeds RPI growth by 8%. For awards made prior to 2007, the upper target for EPS was 6%.
For performance (under each measure) between threshold and upper target, the number of shares released is calculated on a straight-line basis. No re-testing of performance is permitted for any of the PSP awards that do not vest after the three year performance period and any such awards lapse.
Special Retention Award (SRA)
As part of a contractual commitment made at the time of Tom King’s recruitment, Tom received a Special Retention Award in November 2007. The one-off award of National Grid ADSs was based on three times his salary on appointment and will vest in equal tranches, over three years, on the anniversary of the award

24 Summary Directors’ Remuneration Report continued	National Grid plc

(commencing November 2008 through to November 2010) subject to continued employment. There are no performance conditions attached to the award.
All-employee share plans
■	Sharesave: UK-based Executive Directors, are eligible to participate in HM Revenue & Customs approved all-employee Sharesave schemes.

■	Share Incentive Plan (SIP): UK-based Executive Directors are eligible to participate in the SIP.

■	US Incentive Thrift Plans: US-based Executive Directors are eligible to participate in the Thrift Plans, tax-advantaged savings plans (commonly referred to as 401(k) plans) provided for employees of National Grid’s US companies.
Pensions
The pension provisions for the UK-based Executive Directors are designed to provide a final salary pension benefit of one thirtieth of final salary at age 60 for each year of service subject to a maximum of two thirds of final salary, including any pension rights earned in previous employment. Life assurance provision of four times pensionable salary and a spouse’s pension equal to two thirds of the Executive Director’s pension are provided on death.
The current UK-based Executive Directors have elected to participate in the unfunded scheme in respect of any benefits in excess of the Lifetime Allowance or their Personal Lifetime Allowance. An appropriate provision in respect of the unfunded scheme has been made in the Company’s balance sheet. These Executive Directors can choose to cease accrual in the pension schemes and take a 30% cash allowance in lieu of pension.
US-based Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided by National Grid’s US companies. These plans are non-contributory defined benefit arrangements. Benefits are calculated using a formula based on years of service and highest average compensation over five or three consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards (the DSP) but not share options or the PSP awards. The normal retirement age under the qualified pension plan is 65. The executive supplemental plan provides unreduced pension benefits from age 55.
Non-cash benefits
The Company provides competitive benefits to Executive Directors, such as a fully expensed car or a cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Executive Director.
Flexible benefits plan
Additional benefits may be purchased under the flexible benefits plan (the Plan). The Plan operates by way of salary sacrifice, that is, the participants’ salaries are reduced by the monetary value used to purchase benefits under the Plan. A number of Executive Directors participate in this Plan and details of the impact on their salaries are shown in Table 1 on page 25. Similar plans are offered to US-based employees. However, they are not salary sacrifice plans and therefore do not affect salary values. Both Tom King and Bob Catell participate in such plans.
Share ownership guidelines
Executive Directors are required to build up and retain a shareholding representing at least 100% of annual salary.
Executive Directors’ service contracts
Service contracts for all Executive Directors provide for one year’s notice by either party. Bob Catell has a fixed term, two year contract with one year’s notice by either party until the first anniversary and during the second year of employment his notice period reduces so that employment ends on 24 August 2009.
Entitlement to payment of 12 months’ remuneration on early termination for Executive Directors is not automatic and is determined by the Remuneration Committee exercising its sole discretion, taking into account the circumstances of the termination. In determining any other such payments, the Remuneration Committee gives due regard to the comments and recommendations in the UK Listing Authority’s Listing Rules, the Combined Code on Corporate Governance, as revised in 2006; and other requirements of legislation, regulation and good governance.
The Remuneration Committee operates a policy of mitigation of losses in the event of an Executive Director’s employment being terminated by the Company. If this occurs, the departing Executive Director would normally be expected to mitigate any losses incurred as a result of the termination.
Non-executive Directors’ remuneration
Non-executive Directors’ fees are determined by the Executive Directors. Non-executive Directors’ remuneration comprises an annual fee (£45,000) and a fee for each Board meeting attended (£1,500) with a higher fee for meetings held outside the Non-executive Director’s country of residence (£4,000). An additional fee of £12,500 is payable for chairmanship of a Board Committee and for holding the position of Senior Independent Director. The Audit Committee chairman receives a chairmanship fee of £15,000 to recognise the additional responsibilities commensurate with this role. The Chairman is covered by the Company’s personal accident and private medical insurance schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in the annual bonus plan or in any long-term incentive plan, nor do they receive any pension benefits from the Company.
Non-executive Directors’ letters
of appointment
The Chairman’s letter of appointment provides for a period of six months’ notice to give the Company reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment. For all Non-executive Directors, their initial appointment and any subsequent reappointment is subject to election by shareholders.

Annual Review 2007/08 25

							Year ended
							31 March
Table 1: Executive Directors	Year ended 31 March 2008						2007
			Benefits	Benefits
		Annual	in kind(i)	in kind(i)	Other
	Salary	bonus	(cash)	(non-cash)	emoluments	Total	Total
	£000s	£000s	£000s	£000s	£000s	£000s	£000s

Steve Holliday (ii) (iii)	850	1,190	6	16	—	2,062	1,292
Bob Catell (ii) (iv) (v) (vi)	314	490	—	14	—	818	—
Steve Lucas (ii) (vii) (viii)	498	659	—	26	—	1,183	928
Nick Winser (ii) (ix)	445	502	—	16	—	963	806
Mark Fairbairn (ii) (iii) (vii)(x)	420	567	—	23	—	1,010	189
Tom King (ii) (iv) (xi)	316	328	264	100	141	1,149	—
Edward Astle (ii) (vii) (xii)	440	607	12	11	—	1,070	847

Total	3,283	4,343	282	206	141	8,255	4,062

(i)	Benefits in kind comprise benefits such as private medical insurance, life assurance, either a fully expensed car or cash in lieu of a car and use of a driver when required.

(ii)	Each of the Executive Directors is accruing retirement benefits under a defined benefit pension arrangement. In addition, Bob Catell participates in a money purchase pension arrangement through the Company, see (v) below.

(iii)	With effect from October 2007, Steve Holliday’s salary was increased to £875,000 per annum and Mark Fairbairn’s salary was increased to £440,000 per annum.

(iv)	For US-based Executive Directors, the exchange rate averaged over the year 1 April 2007 to 31 March 2008 to convert US dollars to UK pounds sterling is US$2.01:£1.

(v)	The Company made contributions in the US worth £3,355 to a money purchase pension arrangement in respect of Bob Catell’s Thrift Plan participation. The exchange rate used, as at 31 March 2008, was US$1.98:£1.

(vi)	Bob Catell’s maximum potential bonus and long term incentive arrangements were significantly reduced from those applicable at KeySpan. Due to this contractual change, a buy out of Bob’s contractual severance arrangements was paid equating to £6,277,547 (including excise tax of £2,022,290). In addition, Bob received a buy out of his SERP benefits equivalent to £4,769,306 (£3,232,670 net of excise tax). The exchange rate used on 10 January 2008 was US$1.96:£1. Bob now has a National Grid contract which aligns his arrangements to our other Executive Directors.

(vii)	These Executive Directors participate in a UK flexible benefits plan which operates by way of salary sacrifice, therefore, their salaries are reduced by the benefits they have purchased. The value of these benefits is included in the Benefits in kind (non-cash) figure. The values are: Steve Lucas £5,532, Mark Fairbairn £293.88 and Edward Astle £53.88.

(viii)	Steve Lucas exercised a Share Match award over 16,909 shares. The market price at the date of exercise was 742p. He also received £13,634.91 in respect of a cash payment in lieu of dividends.

(ix)	Nick Winser exercised a Share Match award over 14,059 shares. The market price at the date of exercise was 751p. He also received £12,031.79 in respect of a cash payment in lieu of dividends.

(x)	Mark Fairbairn exercised an Executive Share Option over 8,649 shares. The market price at the date of exercise was 700.18p and the exercise price was 375.75p per share. He also exercised a Share Match award over 4,897 shares, the market price at the date of exercise for which was 743.5p. He received £4,379.13 in respect of a cash payment in lieu of dividends for the Share Match award.

(xi)	On appointment to the Board, Tom King received a sign-on payment of £141,169 which is shown in the Other emoluments figure above. He also received a relocation cash payment of £260,147 which is included in the Benefits in kind (cash) figure and relocation expenses of £96,045 included in the Benefits in kind (non-cash) figure.

(xii)	Edward Astle left the Board on 30 April 2008.
Additional note: Mike Jesanis, who left National Grid on 31 December 2006, received £323,200 reflecting the remaining months (April 2007 to June 2007 inclusive) of a consultancy arrangement which was agreed as part of his termination package. The exchange rate used for this value was US$2.01:£1.

				Year ended
				31 March
Table 2: Non-executive Directors	Year ended 31 March 2008			2007
		Other
	Fees	emoluments	Total	Total
	£000s	£000s	£000s	£000s

Sir John Parker (i)	500	59	559	553
Ken Harvey	79	—	79	68
Linda Adamany	77	—	77	25
John Allan	71	—	71	62
Stephen Pettit	79	—	79	68
Maria Richter	92	—	92	71
George Rose	82	—	82	71
Paul Joskow (ii)	33	—	33	80

Total	1,013	59	1,072	998

(i)	Sir John Parker’s other emoluments comprise a fully expensed car, private medical insurance and life assurance.

(ii)	Paul Joskow left the Board on 31 July 2007.
Performance graph

The graph below represents the comparative TSR performance of the Company from 31 March 2003 to 31 March 2008. National Grid Plc TSR v FTSE 100	This graph represents the Company’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.

In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30 day period up to and including that date.

26 Summary financial statements	National Grid plc

Summary consolidated income statement
for the years ended 31 March

Revenue
Revenue from continuing operations principally comprises income from the transmission and distribution of energy in the UK and the US. KeySpan contributed 22% of revenue in 2007/08.

Exceptional items, remeasurements and stranded cost recoveries
Significant distortive items, remeasurement gains or losses arising from movements in the carrying value of commodity contracts and financial instruments and the recovery of stranded cost recoveries in the US.

Profit for the year from discontinued operations
The results of our wireless businesses and Australian interconnector business sold during 2007/08. Also includes the Ravenswood generation station, KeySpan Communications and KeySpan Engineering Associates from 24 August 2007.

Diluted – as per the basic calculation but assuming that new ordinary shares have been issued on the exercise of share options that have been granted.

	2008 £m	2008 £m	2007 £m	2007 £m
Revenue		**11,423**		8,695
Other operating income		**75**		83
Operating costs		**(8,534)**		(6,265)
Operating profit				
Before exceptional items, remeasurements and stranded cost recoveries*	**2,595**		2,031	
Exceptional items, remeasurements and stranded cost recoveries*	**369**		482	
Total operating profit		**2,964**		2,513
Interest income and similar income		**1,275**		1,144
Interest expense and other finance costs				
Before exceptional items and remeasurements	**(2,035)**		(1,691)	
Exceptional items and remeasurements	**(16)**		(217)	
		(2,051)		(1,908)
Share of post-tax results of joint ventures		**4**		2
Profit before taxation				
Before exceptional items, remeasurements and stranded cost recoveries*	**1,839**		1,486	
Exceptional items, remeasurements and stranded cost recoveries*	**353**		265	
Total profit before taxation		**2,192**		1,751
Taxation				
Before exceptional items, remeasurements and stranded cost recoveries*	**(583)**		(442)	
Exceptional items, remeasurements and stranded cost recoveries*	**(28)**		1	
Total taxation		**(611)**		(441)
Profit from continuing operations after taxation				
Before exceptional items, remeasurements and stranded cost recoveries*	**1,256**		1,044	
Exceptional items, remeasurements and stranded cost recoveries*	**325**		266	
Profit for the year from continuing operations		**1,581**		1,310
Profit for the year from discontinued operations				
Before exceptional items and remeasurements	**28**		104	
Exceptional items and remeasurements	**1,590**		(18)	
		1,618		86
Profit for the year		**3,199**		1,396
Attributable to:				
Equity shareholders of the parent		**3,196**		1,394
Minority interests		**3**		2
		3,199		1,396
Earnings per share from continuing operations				
Basic		**60.5p**		48.1p
Diluted		**60.1p**		47.8p
Earnings per share				
Basic		**122.5p**		51.3p
Diluted		**121.8p**		50.9p
Dividends per ordinary share: paid during the year		**29.5p**		26.8p
Dividends per ordinary share: approved or proposed to be paid		**33.0p**		28.7p

2008 2008 2007 2007 £m £m £m £m Revenue Revenue 11,423 8,695 Revenue from continuing Other operating income 75 83 operations principally comprises Operating costs (8,534) (6,265) income from the transmission and distribution of energy in Operating profit the UK and the US. KeySpan Before exceptional items, remeasurements contributed 22% of revenue and stranded cost recoveries* 2,595 2,031 in 2007/08. Exceptional items, remeasurements and stranded cost recoveries* 369 482 Total operating profit 2,964 2,513 Exceptional items, Interest income and similar income 1,275 1,144 remeasurements and stranded cost recoveries Interest expense and other finance costs Significant distortive items, Before exceptional items remeasurement gains or losses and remeasurements (2,035) (1,691) arising from movements in the Exceptional items and remeasurements (16) (217) carrying value of commodity contracts and financial (2,051) (1,908) instruments and the recovery Share of post-tax results of joint ventures 4 2 of stranded cost recoveries in the US. Profit before taxation Before exceptional items, remeasurements and stranded cost recoveries* 1,839 1,486 Exceptional items, remeasurements and stranded cost recoveries* 353 265 Total profit before taxation 2,192 1,751 Taxation Before exceptional items, remeasurements and stranded cost recoveries* (583) (442) Exceptional items, remeasurements and stranded cost recoveries* (28) 1 Profit for the year from discontinued operations Total taxation (611) (441) The results of our wireless Profit from continuing operations after taxation businesses and Australian Before exceptional items, remeasurements interconnector business sold during 2007/08. Also and stranded cost recoveries* 1,256 1,044 includes the Ravenswood Exceptional items, remeasurements generation station, KeySpan and stranded cost recoveries* 325 266 Communications and KeySpan Engineering Associates Profit for the year from continuing operations 1,581 1,310 from 24 August 2007. Profit for the year from discontinued operations Before exceptional items and remeasurements 28 104 Exceptional items and remeasurements 1,590 (18) 1,618 86 Profit for the year 3,199 1,396 Earnings per share Basic — profit attributable to Attributable to: equity shareholders divided by Equity shareholders of the parent 3,196 1,394 the weighted average number of ordinary shares in issue Minority interests 3 2 during the year. 3,199 1,396 Diluted — as per the basic Earnings per share from continuing operations calculation but assuming that new ordinary shares have been Basic 60.5p 48.1p issued on the exercise of share Diluted 60.1p 47.8p options that have been granted. Earnings per share Basic 122.5p 51.3p Diluted 121.8p 50.9p Dividends per ordinary share Dividends per ordinary share: paid during the year 29.5p 26.8p Paid during the year — Dividends per ordinary share: approved or proposed to be paid 33.0p 28.7p represents cash paid to shareholders during the year *Comparatives have been adjusted to present stranded cost recoveries on a basis consistent with current year classification ended 31 March. Approved or proposed to be paid — represents the interim dividend paid and final dividend proposed in respect of the year ended 31 March.

Annual Review 2007/08 27

Summary consolidated balance sheet
at 31 March
Total assets
Includes goodwill and other intangible assets, property, plant and equipment, other non-current assets, pension asset, inventories, trade and other receivables, financial and other investments, derivative financial assets, cash and cash equivalents, assets of businesses held for sale.
Total liabilities
Includes borrowings and overdrafts, derivative financial liabilities, trade and other payables, tax liabilities, other non-current liabilities, provisions and pensions and other post-retirement benefit obligations, liabilities of businesses held for sale.
Minority interests
Minority shareholders in certain of the Company’s subsidiary undertakings.
2008 2007
£m £m Non-current assets 30,858 21,109
Current assets 5,456 5,312
Assets of businesses held for sale 1,508 1,968
Total assets 37,822 28,389
Current liabilities (7,122) (3,360)
Non-current liabilities (25,257) (20,443)
Liabilities of businesses held for sale (63) (450)
Total liabilities (32,442) (24,253)
Net assets 5,380 4,136
Equity
Total parent company shareholders’ equity 5,362 4,125
Minority interests 18 11
Total equity 5,380 4,136
Summary consolidated cash flow statement
for the years ended 31 March
Net cash used in investing activities
Principally consists of the acquisition of KeySpan, purchases of property, plant and equipment and disposal of our wireless businesses.
2008 2007
£m £m Cash flows generated from continuing operations 3,265 3,090
Cash flows generated from discontinued operations 10 181
Tax paid (110) (313)
Net cash inflow from operating activities 3,165 2,958
Net cash used in investing activities* (3,023) (4,061)
Net cash inflow (used in)/generated from financing activities* (1,592) 1,278
Net (decrease)/increase in cash and cash equivalents (1,450) 175
Net debt (17,641) (11,788)
*Comparatives have been adjusted to present items on a basis consistent with the current year classification for interest received
These summary consolidated financial statements were approved by the Board of Directors on 14 May 2008 and were signed on its behalf by:
Sir John Parker Chairman
Steve Lucas Finance Director

28 Summary financial statements continued	National Grid plc

Basis of preparation and accounting policies
Independent Auditors’ Statement to the Members of National Grid plc

The summary consolidated financial statements represent an abridged version of the financial statements in the National Grid Annual Report and Accounts 2007/08, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and as adopted by the European Union (EU).
There have been no significant changes in accounting policies from those adopted in 2006/07, other than the exclusion of stranded cost recoveries from our adjusted performance measures. Comparatives have been adjusted to conform with the current year classification. New standards and interpretations adopted during the year did not have a material impact on the reported results or financial position for 2007/08 or 2006/07.
A reconciliation of net income and equity shareholders’ funds from IFRS to US GAAP is no longer required under new rules issued by the US Securities and Exchange Commission during 2007/08.
We have examined the summary consolidated financial statements of National Grid plc, which comprise the summary consolidated income statement, summary consolidated balance sheet, summary consolidated cash flow statement and summary Directors’ Remuneration Report.
Respective responsibilities of Directors and Auditors:
The Directors are responsible for preparing the summarised Annual Review in accordance with United Kingdom law.
Our responsibility is to report to you our opinion on the consistency of the summary consolidated financial statements within the summarised Annual Review with the full annual financial statements, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.
We also read the other information contained in the summarised Annual Review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary consolidated financial statements.
This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion:
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statements’ issued by the Auditing Practices Board. Our report on the Company’s full annual financial statements describes the basis of our audit opinion on those financial statements and the Directors’ Remuneration Report.
Opinion:
In our opinion the summary consolidated financial statements are consistent with the full annual financial statements, the Directors’ Report and the Directors’ Remuneration Report of National Grid plc for the year ended 31 March 2008 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 14 May 2008

Annual Review 2007/08 29

Shareholder Information

Financial calendar
The following dates have been announced or are indicative of future dates:

4 June 2008	Ordinary shares go ex-dividend for 2007/08 final dividend

6 June 2008	Ordinary shares dividend record date

9 July 2008	DRIP election deadline

28 July 2008	2008 Annual General Meeting

20 August 2008	2007/08 final dividend paid on ordinary shares

20 November 2008	2008/09 Interim/half-year results

3 December 2008	Ordinary shares go ex-dividend for 2008/09 interim dividend

5 December 2008	Ordinary shares dividend record date

5 December 2008	DRIP election deadline

21 January 2009	2008/09 interim dividend paid on ordinary shares

May 2009	2008/09 Preliminary results

Dividends and dividend re-investment
plan (DRIP)
National Grid normally pays dividends twice each year, in accordance with the timetable above.
Shareholders can re-invest dividends in further National Grid shares under the DRIP. As set out in the DRIP terms and conditions, charges are payable in respect of the DRIP. For further information on the DRIP and to request direct payment of your dividends, please contact Capita Registrars or register electronically at www.nationalgrid.com/shareholders.
Share dealing
A share dealing service is available from Capita Registrars, allowing you to buy and sell National Grid shares. Trading by telephone or online enables shareholders to have a more up-to-date indicative share price when dealing than the postal dealing service. For more information please call 0871 664 0445 (8am – 4.30pm) or visit www.capitadeal.com. Calls are charged at 10p per minute plus network extras. High street banks may also offer share dealing services.
These details are provided for information only and any action you take is at your own risk. If you have any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, accountant or other independent financial advisor authorised pursuant to the Financial Services and Markets Act 2000.
Shareholder Networking
National Grid operates a Shareholder Networking programme, the aim of which is to allow shareholders to gain a better understanding of the business. The programme, which is normally twice a year, runs over two days and includes visits to operational sites and presentations by senior managers and employees. Participants also have the opportunity to meet and question Directors. The costs of the programme (including shareholder travel to and from the event) are paid for by National Grid.
If you would like to take part, please write to:
Shareholder Networking Organiser
National Grid House, Warwick Technology Park
Gallows Hill, Warwick CV34 6DA
Participants will be selected by ballot from those applying, with priority given to those who have not recently attended.
Individual savings accounts (ISAs)
Corporate ISAs for National Grid shares are available from Stocktrade. For more information call Stocktrade on 0131 240 0443 or write to Stocktrade, 81 George Street, Edinburgh EH2 3ES. National Grid cannot advise you on what action, if any, you should take in respect of your shares.
ShareGift
If you hold only a few shares and feel that it is uneconomical or otherwise not worthwhile to sell them, you could consider donating your shares to charity. ShareGift is an independent registered charity (no. 1052686) that provides a free service for shareholders wishing to give holdings of shares to benefit charitable causes. For more information please visit www.sharegift.org or call Capita Registrars.
Capital Gains Tax (CGT)
CGT information relating to National Grid shares can be found on our website or obtained from Capita Registrars. Share prices on specific dates can be found at www.nationalgrid.com.
Share price
The following graph represents the movement of National Grid’s share price during 2007/08: A graph showing the total shareholder return over the last five years is available on page 25.

Share price

For queries about ORDINARY SHARES contact:

Capita Registrars

Telephone: 0871 664 0500* (from outside the UK: +44 20 7098 1198)
(textphone: 18001 0870 242 2379)

*Calls are charged at 10p per minute plus network extras

email: nationalgrid@capitaregistrars.com Website: www.nationalgrid.com/shareholders

Postal address: National Grid Share Register
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0GA

For queries about AMERICAN DEPOSITARY SHARES (ADSs or ADRs) contact:

The Bank of New York Mellon

Telephone: 1-800-466-7215 (from outside the US: +1-212-815-3700)

email: shareowners@bankofny.com Website: www.adrbny.com

Postal address The Bank of New York Mellon:
Shareholders Correspondence
PO Box 11258
Church Street Station
New York NY 10286-1258

Alternative formats
Audio tape, braille and large print versions of the Annual Review are available.
If you wish to receive any of these formats please contact Capita Registrars.
Cautionary Statements
This Annual Review does not contain sufficient information to allow as full an understanding of the results as would be provided by the full Annual Report and Accounts.
This document comprises our Annual Review for the year ended 31 March 2008. The full Annual Report and Accounts of National Grid for the same period is published as a separate document. The Directors’ Report on pages 98 and 99 and the Directors’ Remuneration Report on pages 100 to 110 of the Annual Report and Accounts and the Summary Directors’ Remuneration Report on pages 22 to 25 of the Annual Review have each been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.
This document also contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this document include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk Factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

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Thank you
Thank you for choosing to receive the Annual Review. For next year you might like to consider opting to get all of your information via electronic communication. If all our shareholders chose to do this we could save 150 tonnes of paper each year. That’s equivalent to 2,550 trees, or over 6 hectares of forest per annum. In the process of paper production alone, we would reduce annual energy usage by 147,000 kWh and save over 194,000 litres of water. Signing up for electronic communications is easy, just visit www.nationalgrid.com/shareholders for details.
Shareholders may however, also request a full copy of the Annual Report and Accounts, free of charge, from the Registrar.
National Grid plc
1-3 Strand, London WC2N 5EH, United Kingdom
Registered in England and Wales No. 4031152
www.nationalgrid.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 17 June 2008